United States
Securities and Exchange Commission
Washington, D.C.  20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
UNDERTAKING

A.    Name of issuer or person filing (“Filer”): Transeuro Energy Corp.

B.    (1)     This is [check one]

☒	an original filing for the Filer
☐	an amended filing for the Filer

          (2)     Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)  ☐

    Note:   Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

(a)	if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

(b)	if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation A (17 CFR 230.251- 230.263 of this chapter).

C.    Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Transeuro Energy Corp.
Form type:	Form CB
File Number (if known):	005-86464
Filed by:	Transeuro Energy Corp.
Dated Filed:	November 3, 2011

D.    The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:  609 Granville Street, Suite 1578, P.O. Box 10364 Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G5, telephone number (604) 681-3939.

E.    The Filer designates and appoints DL Services, Inc. (“Agent”).  Located at 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043, telephone number (206) 903-5448, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)           any investigation or administrative proceeding conducted by the Commission; and

(b)           any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 3, 2011 or any purchase or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form CB; the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on this 3rd day of November, 2011.

TRANSEURO ENERGY CORP.

By: /s/ David Worrall
Name: David Worrall
Its: President and Chief Executive Officer

This statement has been signed by the following persons and on the dates indicated.

DL Services Inc.

By: /s/ Sheri Berndt-Smith
Name: Sheri Berndt-Smith
Its: Vice President

Date: November 3, 2011